NORTHERN ABITIBI MINING CORP.

: 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — **DECEMBER 29, 2008**

News Release: **08-20** — Trading Symbol: TSX Venture

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Web: http://www.naminco.ca

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Northern Abitibi Mining Corp. Announces a $500,000 Flow-Through Financing with the Mineralfields Group

Northern Abitibi Mining Corp. (the "Company") is pleased to announce that the Company proposes to close a $500,000 financing tomorrow through the sale of 4,761,904 Flow-Through Units priced at $0.105 per unit in a non-brokered private placement with the Mineralfields Group. Each Flow-Through Unit will consist of one flow-through common share and one half of one common share purchase warrant. Each whole warrant will be exercisable into one common share at an exercise price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months. Proceeds from the financing will be used to advance Northern Abitibi's Taylor Brook and Viking Project located in Newfoundland.

All securities issued in connection with this financing will have a hold period of 4 months. A finder's fee of $20,000 (4% of the gross proceeds), a due diligence fee of $20,000 (4% of the gross proceeds) and 380,952 agents' options (8% of the total issuance) will be paid pursuant to the offering. Each agent option will be exercisable at an exercise price of $0.105 into one common share and one-half of one broker warrant for a period of two years, with each whole broker warrant exercisable at a price of $0.20 for 12 months from closing and at an exercise price of $0.25 for a further 12 months.

"We are very pleased to be entering into this relationship with MineralFields Group", said Shane Ebert, President and CEO. "We look forward to working with MineralFields Group as we continue to develop our holdings in Newfoundland".

About MineralFields, Pathway and First Canadian Securities ®

MineralFields Group (a division of Pathway Asset Management), based in Toronto and Vancouver, is a mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds (including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about MineralFields Group is available at www.mineralfields.com. First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies. MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.